UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Fastclick, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

3118F 10 5

(CUSIP Number)

Scott P. Barlow	with copies to:
General Counsel	Bradford P. Weirick
ValueClick, Inc.	Gibson, Dunn & Crutcher LLP
30699 Russell Ranch Road, Suite 250	333 S. Grand Avenue, 47th Floor
Westlake Village, California 91362	Los Angeles, California 90071
(818) 575-4500	(213) 229-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31188F 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ValueClick, Inc. 77-0495335

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,661,745

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 19,661,745

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,661,745

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%*

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (“Issuer Common Stock”), of Fastclick, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 360 Olive Street, Santa Barbara, California 93101.

Item 2.	Identity and Background

This Statement is filed on behalf of ValueClick, Inc., a Delaware corporation (the “Reporting Person”).  The Reporting Person is a single-source provider of media, technology and related services that enable advertisers, agencies and publishers to reach consumers in all major online marketing channels, through three business units:  ValueClick Media, Commission Junction and Mediaplex. The address of the principal business and principal office of the Reporting Person is 30699 Russell Ranch Road, Suite 250, Westlake Village, California 91362.

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Person, and the name of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

During the last five years, the Reporting Person, and to the best knowledge of the Reporting Person, its executive officers and directors named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of the Reporting Person are citizens of the United States, except for Carl James White, who is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

On August 10, 2005, the Issuer, the Reporting Person and FC Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person (“Acquisition Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 and hereby incorporated herein by reference, pursuant to which the Reporting Person commenced an offer to exchange each outstanding share of Issuer Common Stock for 0.7928 of a share of common stock, par value $0.001 per share (“Reporting Person Common Stock”), of the Reporting Person (the “Offer”).  The initial expiration of the Offer was at 12:00 midnight, New York City time, on Thursday, September 22, 2005.  On September 23, 2005, the Reporting Person announced that it had extended the offer period for three business days with the Offer expiring at 12:00 midnight, New York City time, on Tuesday, September 27, 2005.  At approximately 12:01 a.m., New York City time, on Wednesday, September 28, 2005, the Reporting Person accepted for purchase all shares of Issuer Common Stock validly tendered and not withdrawn prior to the expiration of the Offer. At the expiration of the Offer, 19,071,808 shares of Issuer Common Stock were validly tendered and not withdrawn, representing approximately 97.0% of the outstanding Issuer Common Stock.

Pursuant to the terms of the Merger Agreement and in connection with the Offer, each tendering stockholder of Issuer Common Stock that would otherwise receive a fractional share of Reporting Person Common Stock will instead receive cash, equal to the fractional share interest multiplied by the closing price of a share of the Reporting Person’s common stock on the Nasdaq National Market System on the first trading date after the Reporting Person accepted shares tendered pursuant to the Offer, or Tuesday, September 27, 2005. The closing price of a share Reporting Person Common Stock on the Nasdaq National Market System on Tuesday, September 27, 2005, was $17.43 per share. In connection with the Merger, each outstanding share of Issuer Common Stock will be automatically converted into the right to receive 0.7928 of a share of Reporting Person Common Stock, and each stockholder of Issuer Common Stock that would otherwise receive a fractional share of Reporting Person Common Stock instead will receive cash, equal to the fractional share interest multiplied by the closing price of a share of Reporting Person Common Stock on the Nasdaq National Market System on the closing date of the Merger.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The information contained in Item 3 is incorporated herein by this reference.

The Offer and the Merger are being undertaken by the Reporting Person in its acquisition of the Issuer. In connection with the Merger, the certificate of incorporation and bylaws of Acquisition Sub and the directors of Acquisition Sub shall become the certificate of incorporation and bylaws, and the directors of, the Issuer. In connection with the Merger, the officers of the Issuer shall be appointed pursuant to the terms of the Merger Agreement until their successors are duly elected or appointed and qualified.

Upon consummation of the transactions contemplated by the Merger Agreement, the shares of Issuer Common Stock will cease to be quoted on the Nasdaq National Market System, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by this reference.

(a) – (b) As a result of the Offer, the Reporting Person owns 19,661,745 shares of Issuer Common Stock, representing 100.0% of the outstanding shares of Issuer Common Stock. Based on information provided to the Reporting Person by the Issuer, there were 19,661,745 shares of Issuer Common Stock outstanding as of September 27, 2005. The Reporting Person has sole voting power and sole dispositive power of all 19,661,745 shares of Common Stock owned by the Reporting Person. Except as described in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, beneficially owns any shares of Issuer Common Stock.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has effected any transactions with respect to the shares of Issuer Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by this reference.

In connection with the Merger Agreement, on August 10, 2005, affiliates of Highland Capital and Oak Investment Partners, Kurt Johnson, Jeff Pryor and affiliates of Steamboat Ventures (collectively, the “Exchanging Holders”), each in the capacity as a stockholder of Issuer Common Stock, collectively holding approximately 58% of the outstanding Issuer Common Stock (56% of the fully diluted shares of Issuer Common Stock) as of August 10, 2005, each entered into an Exchange Agreement with the Reporting Person, forms of which are attached hereto as Exhibits 2 and 3 and are hereby incorporated herein by reference. Pursuant to such Exchange Agreements, the Exchanging Holders each agreed, subject to the terms and conditions of the agreements, to tender all of their respective shares of Issuer Common Stock in the Offer, and not withdraw such shares.

Except as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the shares of Issuer Common Stock.

The foregoing summaries of the Merger Agreement and Exchange Agreements are qualified in their entirety by reference to such agreements, are filed as exhibits hereto and are hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger and Reorganization, dated as of August 10, 2005, by and among ValueClick, Inc., FC Acquisition Sub, Inc. and Fastclick, Inc.

2	Form Exchange Agreement, dated as of August 10, 2005, by and between ValueClick, Inc. and affiliates of Highland Capital and Oak Investment Partners.

3	Form Exchange Agreement, dated as of August 10, 2005, by and between ValueClick, Inc. and Kurt A. Johnson, Jeff Pryor and affiliates of Steamboat Ventures.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2005
Date
VALUECLICK, INC.
/s/ Scott P. Barlow
Signature
Scott P. Barlow Vice President and General Counsel
Name/Title

SCHEDULE I

DIRECTORS OF VALUECLICK, INC.

The following is a list of all directors of ValueClick, Inc. and certain other information with respect to each director. Each director’s business address is 30699 Russell Ranch Road, Suite 250, Westlake Village, California 91362, which address is ValueClick, Inc.’s business address. All directors are United States citizens.

Name	Principal Occupation or Employment	Name of Corporation or Other Organization in Which Employed

James R. Zarley	Chief Executive Officer and Chairman of the Board	ValueClick, Inc.

David S. Buzby	Chief Executive Officer and founder of Reid Industries	Reid Industries

Martin T. Hart	Private Investor

Tom A. Vadnais	Senior Vice President overseeing Mediaplex and Commission Junction	ValueClick, Inc.

Jeffrey A. Rayport	Director	GSI Commerce International Data Group Andrews McMeel Universal

EXECUTIVE OFFICERS OF VALUECLICK, INC.

The following is a list of all executive officers of ValueClick, Inc., excluding executive officers who are also directors. Each officer’s business address is 30699 Russell Ranch Road, Suite 250, Westlake Village, California 91362, which address is ValueClick, Inc.’s business address. All officers are United States citizens except for Carl James White, who is a citizen of the United Kingdom.

Name	Principal Occupation or Employment

Samuel J. Paisley	Chief Administrative Officer

Scott H. Ray	Chief Financial Officer

Peter Wolfert	Chief Technology Officer

Scott P. Barlow	Vice President and General Counsel

Jeffrey A. Pullen	Chief Operating Officer of ValueClick’s U.S. operations

Carl James White	Chief Operating Officer of ValueClick’s European operations

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger and Reorganization, dated as of August 10, 2005, by and among ValueClick, Inc., FC Acquisition Sub, Inc. and Fastclick, Inc.

2	Form Exchange Agreement, dated as of August 10, 2005, by and between ValueClick, Inc. and affiliates of Highland Capital and Oak Investment Partners..

3	Form Exchange Agreement, dated as of August 10, 2005, by and between ValueClick, Inc. and Kurt A. Johnson, Jeff Pryor and affiliates of Steamboat Ventures.